Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INSIDE INFORMATION

KE HOLDINGS INC. ANNOUNCES FIRST QUARTER
2024 UNAUDITED FINANCIAL RESULTS

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

BEIJING, China, May 23, 2024 – KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2024, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the International Financial Accounting Standards.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

Business and Financial Highlights for the First Quarter 2024

•	Gross transaction value (GTV)[1] was RMB629.9 billion (US$87.2 billion), a decrease of 35.2% year-over-year. GTV of existing home transactions was RMB453.2 billion (US$62.8 billion), a decrease of 31.8% year-over-year. GTV of new home transactions was RMB151.8 billion (US$21.0 billion), a decrease of 45.4% year-over-year. GTV of home renovation and furnishing was RMB3.4 billion (US$0.5 billion), an increase of 26.1% year-over-year. GTV of emerging and other services was RMB21.5 billion (US$3.0 billion), a decrease of 19.3% year-over-year.

[1]	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net revenues were RMB16.4 billion (US$2.3 billion), a decrease of 19.2% year-over-year.

•	Net income was RMB432 million (US$60 million). Adjusted net income[2] was RMB1,392 million (US$193 million).

•	Number of stores was 44,216 as of March 31, 2024, a 7.1% increase from one year ago. Number of active stores[3] was 42,593 as of March 31, 2024, a 7.5% increase from one year ago.

•	Number of agents was 442,705 as of March 31, 2024, a 1.6% increase from one year ago. Number of active agents[4] was 399,159 as of March 31, 2024, a 3.0% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 47.7 million in the first quarter of 2024, compared to 45.4 million in the same period of 2023.

[2]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non- GAAP results” for details.

[3]	Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 39,622 as of March 31, 2023.

[4]	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 411,526 as of March 31, 2023.

[5]	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “As the existing housing market plays an increasingly important role, China’s real estate industry is accelerating its transformation into a new era. We have prioritized quality and efficiency, making new strides across multiple business lines. We actively connect with quality stores in the industry and innovate the community mini-store models under our self-owned brand Lianjia , significantly enhancing our community presence and service capabilities, gradually establishing the infrastructure for a one-stop residential services platform. We deeply explore customer needs and have made numerous new attempts to enhance our online and offline service capabilities in housing transactions and our new initiatives. These include innovative ways of connecting with customers through short videos and live streaming, and providing various protections to address tenants’ core concerns.”

“In this era of transformation, we embrace new possibilities, focusing on customer experience as we actively tackle challenges. We believe that these efforts will help the Company achieve sustained growth,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “The housing market saw a year-over-year decline in the first quarter, primarily due to the high performance from early last year as a result of the release of pent-up demands from the pandemic. However, if compared with the typical first quarter market performance, the existing home market was fairly stable in the first quarter of this year.

For performance in the first quarter, our net revenues reached RMB16.4 billion; gross margin stood at 25.2%; net income reached RMB432 million; adjusted net income was RMB1,392 million. In response to an evolving market environment, we actively advance our “one body, three wings” strategy. Revenues of home renovation and furnishing, home rental services, emerging and other services grew by 112.9% year-over-year in the first quarter, accounting for an increasing portion of our total revenue at 35% and surging by 21.7 percentage points from the same period of 2023. Revenue from home renovation and furnishing business reached RMB2.4 billion, rising by 71.1% year-over-year. Revenue from home rental services reached RMB2.6 billion, up 189.3% year-over- year. Our “one-stop residential services platform” model is further taking shape.

We remained steadfast in enhancing shareholder returns, refining the Company’s capital structure, and optimizing capital operation efficiency. In the first quarter, we allocated approximately US$220 million to share repurchases. We are committed to providing our shareholders with sustained returns, navigating through cycles together.

We will fully support our business through optimizing financial resource allocation. At the same time, we will maintain our high standards for risk management and capital allocation efficiency, contributing to the long-term development of our business.”

First Quarter 2024 Financial Results

Net Revenues

Net revenues decreased by 19.2% to RMB16.4 billion (US$2.3 billion) in the first quarter of 2024 from RMB20.3 billion in the same period of 2023. The decrease was primarily attributable to the decrease of net revenues from existing home transaction services and new home transaction services, partially offset by the increase of net revenues from home renovation and furnishing and home rental services. Total GTV decreased by 35.2% to RMB629.9 billion (US$87.2 billion) in the first quarter of 2024 from RMB971.5 billion in the same period of 2023, primarily attributable to a) the high base effect on housing transaction market in the first quarter of 2023 due to the release of pend-up demand after the ease of COVID-19 containment restrictions and the peak of transactions concentrated in February and March of 2023, and b) the sluggish new home transactions market due to weakness in both supply and demand in the first quarter of 2024.

•	Net revenues from existing home transaction services decreased by 37.6% to RMB5.7 billion (US$0.8 billion) in the first quarter of 2024 from RMB9.2 billion in the same period of 2023, primarily attributable to the decrease of the GTV of existing home transactions of 31.8% to RMB453.2 billion (US$62.8 billion) in the first quarter of 2024 from RMB664.3 billion in the same period of 2023. The difference in year-over-year change rate between the GTV of existing home transaction services and that of net revenues was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue decreased by 40.2% to RMB4.6 billion (US$0.6 billion) in the first quarter of 2024 from RMB7.7 billion in the same period of 2023, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 37.9% to RMB179.2 billion (US$24.8 billion) in the first quarter of 2024 from RMB288.8 billion in the same period of 2023; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 23.5% to RMB1.1 billion (US$0.2 billion) in the first quarter of 2024 from RMB1.4 billion in the same period of 2023, mainly due to a decrease of GTV of existing home transactions served by connected agents on the Company’s platform of 27.0% to RMB274.0 billion (US$37.9 billion) in the first quarter of 2024 from RMB375.5 billion in the same period of 2023.

•	Net revenues from new home transaction services decreased by 41.5% to RMB4.9 billion (US$0.7 billion) in the first quarter of 2024 from RMB8.4 billion in the same period of 2023, primarily due to the decrease of GTV of new home transactions of 45.4% to RMB151.8 billion (US$21.0 billion) in the first quarter of 2024 from RMB277.9 billion in the same period of 2023. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 46.6% to RMB121.3 billion (US$16.8 billion) in the first quarter of 2024 from RMB227.0 billion in the same period of 2023, and the GTV of new home transactions served by Lianjia brand decreased by 40.1% to RMB30.5 billion (US$4.2 billion) in the first quarter of 2024 from RMB50.9 billion in the same period of 2023.

•	Net revenues from home renovation and furnishing increased by 71.1% to RMB2.4 billion (US$0.3 billion) in the first quarter of 2024 from RMB1.4 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) enhanced delivery capabilities.

•	Net revenues from home rental services increased by 189.3% to RMB2.6 billion (US$0.4 billion) in the first quarter of 2024 from RMB0.9 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.7 billion (US$0.1 billion) in the first quarter of 2024, compared to RMB0.4 billion in the same period of 2023.

Cost of Revenues

Total cost of revenues decreased by 12.0% to RMB12.3 billion (US$1.7 billion) in the first quarter of 2024 from RMB13.9 billion in the same period of 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB3.4 billion (US$0.5 billion) in the first quarter of 2024, compared to RMB5.6 billion in the same period of 2023, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 30.9% to RMB3.6 billion (US$0.5 billion) in the first quarter of 2024 from RMB5.2 billion in the same period of 2023, primarily due to a decrease in the GTV of existing home transactions and new home transactions completed through Lianjia agents.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 71.1% to RMB1.7 billion (US$0.2 billion) in the first quarter of 2024 from RMB1.0 billion in the same period of 2023, which was primarily attributable to the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 150.8% to RMB2.5 billion (US$0.3 billion) in the first quarter of 2024 from RMB1.0 billion in the same period of 2023, which was primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB685 million (US$95 million) in the first quarter of 2024, relatively flat compared with RMB686 million in the same period of 2023.

•	Other costs. The Company’s other costs decreased to RMB379 million (US$52 million) in the first quarter of 2024 from RMB424 million in the same period of 2023, mainly due to the decreased tax and surcharges in line with the decreased net revenues.

Gross Profit

Gross profit decreased by 35.1% to RMB4.1 billion (US$0.6 billion) in the first quarter of 2024 from RMB6.3 billion in the same period of 2023. Gross margin was 25.2% in the first quarter of 2024, compared to 31.3% in the same period of 2023. The decrease in gross margin was primarily due to a) a higher contribution of net revenues from home rental services with a relatively lower contribution margin than other revenue streams, b) a lower contribution margin for existing home transaction services led by the decreased net revenues from existing home transaction services and relatively flat fixed compensation costs for Lianjia agents, c) a lower contribution margin for new home transaction services led by a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels, and the decreased net revenues from new home transaction services with relatively flat fixed costs, and d) partially offset by a higher contribution of net revenues from home renovation and furnishing in the first quarter of 2024 compared to the same period of 2023.

Income (Loss) from Operations

Total operating expenses increased by 21.9% to RMB4.1 billion (US$0.6 billion) in the first quarter of 2024 from RMB3.4 billion in the same period of 2023.

•	General and administrative expenses increased by 24.5% to RMB2,019 million (US$280 million) in the first quarter of 2024 from RMB1,621 million in the same period of 2023, mainly due to the increase of personnel costs, provision for credit loss and share-based compensation expenses compared to the same period of 2023.

•	Sales and marketing expenses increased by 25.5% to RMB1,624 million (US$225 million) in the first quarter of 2024 from RMB1,294 million in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business in line with the growth of net revenues from home renovation and furnishing.

•	Research and development expenses were RMB467 million (US$65 million) in the first quarter of 2024 relatively flat with RMB457 million in the same period of 2023.

Income from operations was RMB12 million (US$2 million) in the first quarter of 2024, compared to income from operations of RMB2,978 million in the same period of 2023. Operating margin was 0.1% in the first quarter of 2024, compared to 14.7% in the same period of 2023, primarily due to a) a lower gross margin due to the decreased contribution margins of existing and new home transaction services and the change of revenue structure and b) the increased contribution of net revenues from home renovation and furnishing and home rental services, which was still in the ramp-up period with a relatively lower operating margin than that of home transaction services in the first quarter of 2024, compared to the same period of 2023.

Adjusted income from operations6 was RMB960 million (US$133 million) in the first quarter of 2024, compared to RMB3,830 million in the same period of 2023. Adjusted operating margin7 was 5.9% in the first quarter of 2024, compared to 18.9% in the same period of 2023. Adjusted EBITDA8 was RMB1,666 million (US$231 million) in the first quarter of 2024, compared to RMB4,625 million in the same period of 2023.

Net Income (Loss)

Net income was RMB432 million (US$60 million) in the first quarter of 2024, compared to RMB2,750 million in the same period of 2023.

Adjusted net income was RMB1,392 million (US$193 million) in the first quarter of 2024, compared to RMB3,561 million in the same period of 2023.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB432 million (US$60 million) in the first quarter of 2024, compared to RMB2,747 million in the same period of 2023.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,392 million (US$193 million) in the first quarter of 2024, compared to RMB3,558 million in the same period of 2023.

[6]	Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

[7]	Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

[8]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long- term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

[9]	Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.38 (US$0.05) and RMB0.37 (US$0.05) in the first quarter of 2024, respectively, compared to RMB2.32 and RMB2.26 in the same period of 2023, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.21 (US$0.17) and RMB1.18 (US$0.16) in the first quarter of 2024, respectively, compared to RMB3.01 and RMB2.92 in the same period of 2023, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2024, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.8 billion (US$8.4 billion).

Change in Business Line Presentation

In view of the increased scale and business importance of the Company’s home rental services, the Company has decided to separately report the financials of home rental services, to help investors better understand the Company’s revenue structure and margin trends, from the first quarter of 2024 onwards, which is also in accordance with the way report to the Company’s chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current year.

Home rental services involve rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services, which were previously classified mainly under the “emerging and other services” business line. For the avoidance of doubt, brokerage services relating to home rentals continue to be a part of “existing home transaction services” business line. Please see the “Unaudited Segment Contribution Measure” included in this announcement for the revised segment presentation. These changes do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations or unaudited condensed consolidated statements of cash flows.

[10]	ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

[11]	Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non- GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 15, 2023. As of March 31, 2024, the Company in aggregate has purchased approximately 76.6 million ADSs (representing approximately 229.8 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,129.8 million under this share repurchase program since its launch.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, May 23, 2024 (8:00 P.M. Beijing/Hong Kong Time on Thursday, May 23, 2024) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10038355-ju0pgc.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10038354-7dw3bc.html

A replay of the conference call will be accessible through May 30, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10038355
Replay PIN (Chinese simultaneous interpretation line):	10038354

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this announcement.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this announcement for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia , China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 22 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry;

Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.
Investor Relations Siting Li

E-mail: ir@ke.com

Piacente Financial Communications
Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

By Order of the Board of Directors
KE Holdings Inc. Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 23, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,634,716	17,845,299	2,471,545
Restricted cash	6,222,745	6,938,013	960,904
Short-term investments	34,257,958	36,034,979	4,990,787
Short-term financing receivables, net of allowance for credit losses of RMB122,482 and RMB121,344 as of December 31, 2023 and March 31, 2024, respectively	1,347,759	1,096,151	151,815
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB1,686,209 as of December 31, 2023 and March 31, 2024, respectively	3,176,169	3,196,811	442,753
Amounts due from and prepayments to related parties	419,270	415,842	57,593
Loan receivables from related parties	28,030	27,140	3,759
Prepayments, receivables and other assets	4,666,976	4,989,290	691,008

Total current assets	69,753,623	70,543,525	9,770,164

Non-current assets
Property, plant and equipment, net	1,965,098	2,003,296	277,453
Right-of-use assets	17,617,915	18,295,315	2,533,872
Long-term investments, net	23,570,988	20,658,437	2,861,160
Intangible assets, net	1,067,459	962,680	133,330
Goodwill	4,856,807	4,888,626	677,067
Long-term loan receivables from related parties	27,000	23,950	3,317
Other non-current assets	1,473,041	1,645,607	227,914

Total non-current assets	50,578,308	48,477,911	6,714,113

TOTAL ASSETS	120,331,931	119,021,436	16,484,277

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,328,516	5,651,089	782,667
Amounts due to related parties	430,350	368,473	51,033
Employee compensation and welfare payable	8,145,779	5,561,697	770,286
Customer deposits payable	3,900,564	5,129,030	710,362
Income taxes payable	698,568	558,938	77,412
Short-term borrowings	290,450	408,420	56,566
Lease liabilities current portion	9,368,607	10,328,887	1,430,534
Contract liabilities	4,665,201	4,989,855	691,087
Accrued expenses and other current liabilities	5,695,948	8,759,046	1,213,114

Total current liabilities	39,523,983	41,755,435	5,783,061

Non-current liabilities
Deferred tax liabilities	279,341	279,341	38,688
Lease liabilities non-current portion	8,327,113	7,858,493	1,088,389
Other non-current liabilities	389	3,191	442

Total non-current liabilities	8,606,843	8,141,025	1,127,519

TOTAL LIABILITIES	48,130,826	49,896,460	6,910,580

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share, per share data)

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,577,284,062 Class A ordinary shares issued and 3,421,605,845 Class A ordinary shares outstanding(1) as of March 31, 2024; and 151,354,549 and 149,494,964 Class B ordinary shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively.)	475	472	65
Treasury shares	(866,198)	(819,971)	(113,565)
Additional paid-in capital	77,583,054	73,937,340	10,240,203
Statutory reserves	811,107	811,107	112,337
Accumulated other comprehensive income	244,302	305,968	42,376
Accumulated deficit	(5,672,916)	(5,241,142)	(725,890)

Total KE Holdings Inc. shareholders’ equity	72,099,824	68,993,774	9,555,526

Non-controlling interests	101,281	131,202	18,171

TOTAL SHAREHOLDERS’ EQUITY	72,201,105	69,124,976	9,573,697

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	120,331,931	119,021,436	16,484,277

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net revenues
Existing home transaction services	9,181,199	5,77,030	793,184
New home transaction services	8,404,084	4,916,515	680,929
Home renovation and furnishing	1,407,931	2,408,848	333,622
Home rental services	907,354	2,625,203	363,586
Emerging and other services	377,512	699,718	96,910

Total net revenues	20,278,080	16,377,314	2,268,231

Cost of revenues
Commission-split	(5,610,387)	(3,418,179)	(473,412)
Commission and compensation-internal	(5,241,936)	(3,620,949)	(501,496)
Cost of home renovation and furnishing	(976,919)	(1,671,718)	(231,530)
Cost of home rental services	(988,844)	(2,480,497)	(343,545)
Cost related to stores	(685,739)	(685,047)	(94,878)
Others	(424,457)	(378,838)	(52,469)

Total cost of revenues(1)	(13,928,282)	(12,255,228)	(1,697,330)

Gross profit	6,349,798	4,122,086	570,901

Operating expenses
Sales and marketing expenses(1)	(1,293,814)	(1,623,737)	(224,885)
General and administrative expenses(1)	(1,621,249)	(2,019,195)	(279,655)
Research and development expenses(1)	(456,740)	(467,300)	(64,720)

Total operating expenses	(3,371,803)	(4,110,232)	(569,260)

Income from operations	2,977,995	11,854	1,641

Interest income, net	263,491	309,675	42,889
Share of results of equity investees	5,670	(4,086)	(566)
Fair value changes in investments, net	43,165	7,765	1,075
Impairment loss for equity investments accounted for using Measurement Alternative	(2,099)	(6,147)	(851)
Foreign currency exchange gain (loss)	34,707	(17,748)	(2,458)
Other income, net	554,973	537,638	74,462

Income before income tax expense	3,877,902	838,951	116,192

Income tax expense	(1,128,156)	(406,829)	(56,345)

Net income	2,749,746	432,122	59,847

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Net income attributable to non-controlling interests shareholders	(2,902)	(348)	(48)

Net income attributable to KE Holdings Inc.	2,746,844	431,774	59,799

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,746,844	431,774	59,799

Net income	2,749,746	432,122	59,847
Currency translation adjustments	(339,700)	36,335	5,032
Unrealized gains on available-for-sale investments, net of reclassification	14,625	25,331	3,508

Total comprehensive income	2,424,671	493,788	68,387

Comprehensive income attributable to non-controlling interests shareholders	(2,902)	(348)	(48)

Comprehensive income attributable to KE Holdings Inc.	2,421,769	493,440	68,339

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	2,421,769	493,440	68,339

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	3,548,742,572	3,439,606,429	3,439,606,429
– Diluted	3,651,779,206	3,541,861,506	3,541,861,506

Weighted average number of ADS used in computing net income per ADS, basic and diluted
– Basic	1,182,914,191	1,146,535,476	1,146,535,476
– Diluted	1,217,259,735	1,180,620,502	1,180,620,502

Net income per share attributable to KE Holdings Inc.’s ordinary shareholders
– Basic	0.77	0.13	0.02
– Diluted	0.75	0.12	0.02

Net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
– Basic	2.32	0.38	0.05
– Diluted	2.26	0.37	0.05

(1) Includes share-based compensation expenses as follows:
Cost of revenues	93,996	124,433	17,234
Sales and marketing expenses	31,065	47,303	6,551
General and administrative expenses	533,343	577,134	79,932
Research and development expenses	43,351	44,510	6,165

KE Holdings Inc.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Income from operations	2,977,995	11,854	1,641
Share-based compensation expenses	701,755	793,380	109,882
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	150,133	154,293	21,369

Adjusted income from operations	3,829,883	959,527	132,892

Net income	2,749,746	432,122	59,847
Share-based compensation expenses	701,755	793,380	109,882
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	150,133	154,293	21,369
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(35,910)	13,191	1,827
Impairment of investments	2,099	6,147	851
Tax effects on non-GAAP adjustments	(6,560)	(6,916)	(958)

Adjusted net income	3,561,263	1,392,217	192,818

Net income	2,749,746	432,122	59,847
Income tax expense	1,128,156	406,829	56,345
Share-based compensation expenses	701,755	793,380	109,882
Amortization of intangible assets	152,920	158,506	21,953
Depreciation of property, plant and equipment	189,722	165,169	22,876
Interest income, net	(263,491)	(309,675)	(42,889)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(35,910)	13,191	1,827
Impairment of investments	2,099	6,147	851

Adjusted EBITDA	4,624,997	1,665,669	230,692

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,746,844	431,774	59,799
Share-based compensation expenses	701,755	793,380	109,882
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	150,133	154,293	21,369
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(35,910)	13,191	1,827
Impairment of investments	2,099	6,147	851
Tax effects on non-GAAP adjustments	(6,560)	(6,916)	(958)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	3,558,354	1,391,862	192,769

KE Holdings Inc.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
– Basic	1,182,914,191	1,146,535,476	1,146,535,476
– Diluted	1,217,259,735	1,180,620,502	1,180,620,502

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
– Basic	1,182,914,191	1,146,535,476	1,146,535,476
– Diluted	1,217,259,735	1,180,620,502	1,180,620,502

Net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
– Basic	2.32	0.38	0.05
– Diluted	2.26	0.37	0.05

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
– Basic	0.69	0.83	0.12
– Diluted	0.66	0.81	0.11

Adjusted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
– Basic	3.01	1.21	0.17
– Diluted	2.92	1.18	0.16

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net cash provided by (used in) operating activities	7,627,833	(915,276)	(126,767)
Net cash provided by investing activities	5,577,918	1,290,426	178,722
Net cash used in financing activities	(331,643)	(1,445,794)	(200,239)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(14,012)	(3,505)	(484)

Net increase (decrease) in cash and cash equivalents and restricted cash	12,860,096	(1,074,149)	(148,768)

Cash, cash equivalents and restricted cash at the beginning of the period	25,594,259	25,857,461	3,581,217

Cash, cash equivalents and restricted cash at the end of the period	38,454,355	24,783,312	3,432,449

KE Holdings Inc.
UNAUDITED SEGMENT CONTRIBUTION MEASURE
(All amounts in thousands)

	For the Three Months Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Existing home transaction services
Net revenues	9,181,199	5,727,030	793,184
Less: Commission and compensation	(4,679,479)	(3,180,925)	(440,553)

Contribution	4,501,720	2,546,105	352,631

New home transaction services
Net revenues	8,404,084	4,916,515	680,929
Less: Commission and compensation	(6,131,736)	(3,821,103)	(529,217)

Contribution	2,272,348	1,095,412	151,712

Home renovation and furnishing
Net revenues	1,407,931	2,408,848	333,622
Less: Material costs, commission and compensation	(976,919)	(1,671,718)	(231,530)

Contribution	431,012	737,130	102,092

Home rental services
Net revenues	907,354	2,625,203	363,586
Less: Property leasing costs, commission and compensation	(988,844)	(2,480,497)	(343,545)

Contribution	(81,490)	144,706	20,041

Emerging and other services
Net revenues	377,512	699,718	96,910
Less: Commission and compensation	(41,108)	(37,100)	(5,138)

Contribution	336,404	662,618	91,772